Exhibit 99.1

Sinovac Reports Unaudited First Quarter 2019 Financial Results

BEIJING, China, July 10, 2019 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter of 2019 Financial Summary

•	Sales for the first quarter of 2019 were $36.6 million, a decrease of 22.8% from $47.3 million in the prior year period.

•	While operating expenses held steady, net income attributable to common shareholders was impacted by the decrease in sales. The Company posted $1.2 million of net income, or $0.01 per basic and diluted share, compared to net income attributable to common shareholders of $8.4 million, or $0.15 per basic and $0.14 per diluted share, in the prior year period.

Business Highlights

Marketing and Sales

In the first quarter of 2019, the Company effectively executed its marketing and sales strategy in both the private market in China and in the overseas market for Healive®, the inactivated hepatitis A vaccine, and Inlive®, the enterovirus 71 (EV71) vaccine.

Demand for Healive® increased in both domestic market and overseas markets. In China, the increase in demand for Healive® can be attributed to less competition in the market after a vaccine manufacturer that claimed to manufacture a similar product was closed down for improper conduct. Additionally, after Healive® passed the World Health Organization (WHO) prequalification assessment, overseas demand from both governments and international non-governmental organizations increased.

Sales of Inlive®, the Company’s EV71 vaccine, decreased during the first quarter of 2019 because of market saturation in the Chinese demographic of children aged six months to three years. The EV71 vaccine has been widely used in the Chinese market by that demographic during the previous two years and the epidemic is now largely under control. Since Inlive® coverage of newborns is still limited, there is significant potential to boost sales of the vaccine by increase the inoculation rate in this age group, which is a primary focus of the Company’s marketing and sales strategy for this vaccine in 2019.

Pipeline Development

Varicella –The new drug application for the Company’s varicella vaccine was filed with the National Medical Products Administration (NMPA, previously known as the China State Food and Drug Administration) in November 2017. The clinical site inspection was completed in 2018, and the NMPA issued a Notice of Site Inspection to the Company on May 24, 2019. We expect the site inspection to occur within the year and a production license to be issued in 2020. Assuming timely issuance of a production license, the Company expects to begin producing and selling the varicella vaccine in 2020.

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Unaudited Financial Results for First Quarter 2019

Summary of sales and gross profit

(In $000 except percentage data)	2019 Q1	% of Sales	2018 Q1	% of Sales
Hepatitis A vaccine – Healive®	10,531	28.8%	8,585	18.1%
Hepatitis A&B vaccine – Bilive®	-	0.0%	4,790	10.1%
Hepatitis vaccines subtotal	10,531	28.8%	13,375	28.2%
Influenza vaccine	-	0.0%	2,272	4.8%
EV 71 vaccine - Inlive®	25,351	69.4%	31,573	66.7%
Mumps vaccine	672	1.8%	118	0.2%
Total sales	36,554	100.0%	47,338	100.0%
Cost of sales	3,779	10.3%	2,790	5.9%
Gross profit	32,775	89.7%	44,548	94.1%

Sales for the first quarter of 2019 were $36.6 million, a decrease of 22.8% from $47.3 million in the prior year period. The decrease in the Company’s sales in the first quarter of 2019 was primarily attributable to suspension of sales of Bilive®, the Company’s hepatitis A and B vaccine, and Anflu®, a seasonal influenza vaccine. The decrease in sales was also to a lesser degree attributable to declining sales of Inlive® as the EV71 epidemic is now largely under control. The decreases were partially offset by an increase in the sales of Healive® as competition has waned and WHO prequalification has increased overseas demand.

In the first quarter of 2019, no revenue was generated from the Company’s hepatitis A&B vaccine or influenza vaccine. The Company was unable to sell or manufacture Bilive® due to a lack of supply of hepatitis B antigens used for Bilive® production from the Company’s external supplier. As disclosed in the Company’s annual report on Form 20-F for 2018, the Company does not have a long-term agreement for the supply of hepatitis B antigens used for Bilive® production. The Company sources hepatitis B antigens entirely from Beijing Tiantan Biological Products Co., Ltd. (“Beijing Tiantan”) and relies on the supplier to provide hepatitis B antigen. Beijing Tiantan ceased its hepatitis B antigens production due to facilities renovation. The Company will work closely with Beijing Tiantan to resume production of Bilive®. However, at this time, the Company and Beijing Tiantan are unable to provide an expected timetable for the resumption of production. The Company did not generate any sales revenue from Anflu® due to the previously-reported suspension of sales and production of the Company’s influenza vaccines for the 2018-2019 flu season caused by the disruptive actions taken by the minority shareholder of the Company’s subsidiary, Sinovac Biotech Co., Ltd.

With regard to Inlive® sales, since the commercial launch of the EV71 vaccine in 2016, there has been strong demand for the highly effective vaccine to address the outbreak of hand, foot and mouth disease in China. As the vaccine demonstrated a good safety and immunogenicity profile, the Chinese government mandated in 2018 the use of the EV71 vaccine to control the epidemic. This drove unusually strong vaccine sales in 2018. Since the disease epidemic has been controlled and reduced compared to previous years, sales have slowed and the vaccination recommendation from the government has reverted to the regular practice of vaccination shortly after birth.

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The increase in the sales of Healive® was driven by private market sales in China and overseas sales stimulated by the positive World Health Organization (WHO) prequalification assessment.

Gross profit in the first quarter of 2019 was $32.8 million, compared to the gross profit of $44.5 million in the prior year period. Gross margin was 89.7%, compared to 94.1% in the prior year period. Gross profit in the first quarter of 2019 decreased 4.4% year over year because the gross profit generated by the Company’s hepatitis A&B vaccine and influenza vaccine in the first quarter of 2018 was higher than normal, and no gross profit were generated by these vaccines in the first quarter of 2019.

Selling, general and administrative expenses in the first quarter of 2019 were $23.6 million, which remained stable, compared to $23.3 million in the prior year period.

R&D expenses in the first quarter of 2019 were $4.5 million, compared to $4.2 million in the prior year period, as the Company continued to invest in its pipeline of products including sIPV, PPV and varicella vaccines.

Net income in the first quarter of 2019 was $3.6 million, compared to $12.2 million in the prior year period.

Net income attributable to common shareholders was $1.2 million, or $0.01 per basic and diluted share, compared to net income attributable to common shareholders of $8.4 million, or $0.15 per basic and $0.14 diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became “Acquiring Persons,” as defined in the Company’s Rights Agreement (“Rights Agreement”), and a “Trigger Event” occurred under the Rights Agreement. As a result, new common and preferred shares of the Company were issued into a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan. Without the effect of the “Trigger Event” and the newly issued common and preferred shares, basic and diluted earnings per share for the first quarter of 2019 would be $0.02.

Non-GAAP adjusted EBITDA was $6.8 million in the first quarter of 2019, compared to $16.7 million in the prior year period. Non-GAAP net income in the first quarter of 2019 was $4.0 million, compared to $10.9 million in the prior year period. Non-GAAP diluted earnings per share in the first quarter of 2019 were $0.01, compared to $0.12 per share in the prior year period. Non-GAAP diluted earnings per share in the first quarter of 2019 without the effect of the “Trigger Event” and the newly issued common and preferred shares would be $0.02. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of March 31, 2019, cash and cash equivalents totaled $149.0 million, compared to $158.2 million as of December 31, 2018. In the first quarter of 2019, net cash used in operating activities was $8.7 million, net cash used in investing activities was $0.6 million, and net cash used in financing activities was $1.1 million, including loan repayment of $1.3 million. As of March 31, 2019, the Company had $4.1 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

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The Company’s Interim Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the Interim Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding in the Company’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal. 1Globe’s appeal against the Antigua Judgment will be heard in the week commencing September 16, 2019.

As disclosed previously, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, The Chiang Li Family, OrbiMed and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgement and final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time of issuance of the Exchange Shares to the trust and the Company is currently unable to estimate when trading will resume.

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About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please see the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, failure to satisfy regulatory and other requirements, disapproval or delay in approval of new products by regulatory bodies, disruptions to our operations, the results of any pending litigation, potential litigation relating to our shareholder rights plan, any halt in trading of the Company’s securities, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes net income and diluted EPS. Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

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Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

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SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of March 31, 2019 and December 31, 2018

(Expressed in thousands of U.S. Dollars)

	March 31, 2019	December 31, 2018
Current assets	(Unaudited)

Cash and cash equivalents	$149,047	$158,170
Short-term investment	19,371	18,908
Accounts receivable - net	79,500	74,464
Income tax receivable	2,469	2,999
Inventories	29,781	25,091
Prepaid expenses and deposits	3,054	4,543
Total current assets	283,222	284,175

Property, plant and equipment - net	73,854	70,920
Prepaid land lease payments	8,446	8,304
Right-of-use asset	8,707	-
Long-term inventories	98	90
Long-term prepaid expenses to a related party	24	23
Prepayment for acquisition of equipment	900	470
Deferred tax assets	6,600	5,798
Total assets	381,851	369,780

Current liabilities
Short-term bank loans	4,066	3,321
Accounts payable and accrued liabilities	46,623	49,991
Deferred revenue	2,109	2,907
Deferred government grants	1,930	1,986
Dividend Payable	608	-
Lease liability	1,214	-
Total current liabilities	56,550	58,205

Deferred government grants	6,155	5,961
Long-term bank loans	1,992	3,890
Deferred revenue	92	90
Loan from a non-controlling shareholder	6,869	6,705
Lease liability	6,834	-
Other non-current liabilities	3,068	3,001
Total long-term liabilities	25,010	19,647

Total liabilities	81,560	77,852

Commitments and contingencies

Equity
Preferred stock	15	-
Common stock	99	71
Additional paid-in capital	205,709	204,998
Accumulated other comprehensive income (loss)	1,629	(2,099)
Statutory surplus reserves	26,643	26,643
Accumulated earnings	25,001	23,820
Total shareholders' equity	259,096	253,433

Non-controlling interests	41,195	38,495
Total equity	300,291	291,928
Total liabilities and equity	$381,851	$369,780

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SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended March 31
	2019	2018
	(Unaudited)	(Unaudited)
Sales	$36,554	$47,338
Cost of sales	3,779	2,790
Gross profit	32,775	44,548

Selling, general and administrative expenses	23,578	23,329
Provision (recovery) for doubtful accounts	(252)	2,140
Research and development expenses	4,491	4,190
Loss on disposal of property, plant and equipment	26	20
Government grants recognized in income	(20)	(54)
Total operating expenses	27,823	29,625
Operating income	4,952	14,923

Interest and financing expenses	(178)	(368)
Interest income	235	478
Other income, net	152	9
Income before income taxes	5,161	15,042
Income tax expense	(1,563)	(2,854)
Net Income	3,598	12,188
Less: Income attributable to non-controlling interests	(1,809)	(3,828)
Net Income attributable to shareholders of Sinovac	1,789	8,360
Preferred Stock Dividends	(608)	-
Net income attributable to common shareholders of Sinovac	1,181	8,360

Net income	3,598	12,188
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	4,619	4,501
Comprehensive income	8,217	16,689
Less: comprehensive income attributable to non-controlling interests	(2,700)	(4,755)
Comprehensive income attributable to shareholders of Sinovac	$5,517	11,934

Earnings per share
Basic net income per share	0.01	0.15
Diluted net income per share	0.01	0.14

Weighted average number of shares of common stock outstanding
Basic	82,562,203	57,364,083
Diluted	82,749,247	57,694,360

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SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2019 and 2018

(Expressed in thousands of U.S. Dollars)

	Three months ended
	March 31
	2019	2018
	(Unaudited)	(Unaudited)
Cash flows used in operating activities
Net income	3,598	12,188
Adjustments to reconcile net income to net cash used in operating activities:
- Deferred income taxes	(658)	1,812
- Share-based compensation	751	447
- Inventory provision	20	-
- Provision (recovery) for doubtful accounts	(252)	2,140
- Loss on disposal of property, plant and equipment	26	20
- Depreciation of property, plant and equipment	1,044	1,252
- Amortization of prepaid land lease payments	61	65
- Government grants recognized in income	(20)	(54)

Changes in:
- Accounts receivable	(2,955)	(12,128)
- Inventories	(4,081)	(4,571)
- Income tax payable	866	(2,257)
- Prepaid expenses and deposits	911	539
- Deferred revenue	(865)	(2,465)
- Accounts payable and accrued liabilities	(6,877)	(1,582)
- Other non-current liablitites	(272)	(370)

Net cash used in operating activities	(8,703)	(4,964)

Cash flows used in financing activities
- Proceeds from bank loans	-	7,566
- Repayments of bank loans	(1,322)	(14,601)
- Proceeds from issuance of common stock, net of share issuance costs	3	11
- Proceeds from shares subscribed	-	2
- Government grants received	174	473

Net cash used in financing activities	(1,145)	(6,549)

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(557)	(1,542)

Net cash used in investing activities	(557)	(1,542)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,282	1,854

Decrease in cash and cash equivalents and restricted cash	(9,123)	(11,201)

Cash and cash equivalents and restricted cash, beginning of period	158,170	115,964

Cash and cash equivalents and restricted cash, end of period	149,047	104,763

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SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the three months ended March 31, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended March 31
	2019	2018
	(Unaudited)	(Unaudited)
Net income	3,598	12,188
Adjustments:
Share-based compensation	751	447
Depreciation and amortization	1,105	1,317
Interest and financing expenses, net of interest income	(57)	(110)
Net other income	(152)	(9)
Income tax expense	1,563	2,854
Non-GAAP adjusted EBITDA	6,808	16,687

Net income	3,598	12,188
Add: Foreign exchange gain	(378)	(1,720)
Add: Share-based compensation	751	447
Non-GAAP net income	3,971	10,915

Net Income attributable to common shareholders of Sinovac	1,181	8,360
Add: Non-GAAP adjustments to net income attributable to shareholders of Sinovac	235	(1,273)
Non-GAAP net income attributable to shareholders of Sinovac for computing non-GAAP diluted earnings per share	1,416	7,087

Weighted average number of shares on a diluted basis	82,749,247	57,694,360
Diluted earnings per share	0.01	0.14
Add: Non-GAAP adjustments to net income per share	0.00	(0.02)
Non-GAAP Diluted earnings per share	0.01	0.12

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